UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. ❑) *

Crank Media Inc

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

224539106

(CUSIP Number)

March 30, 2021

(Date of Event Which Requires Filing of This Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.   Issuer.

(a)	Name of Issuer: Crank Media Inc

(b)	Address of Issuer’s Principal Executive Offices: #1720 650 W. Georgia St., Vancouver, BC, Canada V6B 4N8

Item 2.  Filing Person.

(a)	Name of Person Filing: Alan Talesnick

(b)	Address of Principal Business Office: 5030 Bow Mar Drive, Littleton, CO 80123

(c)	Citizenship: USA

(d)	Title and Class of Securities: Common Stock, par value $.001

(e)	CUSIP No.:

Item 3.   If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  [_] Broker or dealer registered under section 15 of the Act ( 15 U.S.C. 78o);

  [_] Bank as defined in section 3(a)(6) of the Act ( 15 U.S.C. 78c);

  [_] Insurance company as defined in section 3(a)(19) of the Act ( 15 U.S.C. 78c);

  [_] Investment company registered under section 8 of the Investment Company Act of 1940 ( 15 U.S.C 80a-8);

  [_] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

  [_] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

  [_] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

  [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act ( 12 U.S.C. 1813);

  [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ( 15 U.S.C. 80a-3);

  [_] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

  [_] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.  Ownership.

(a) Amount beneficially owned: 3,300,000 shares

(b) Percent of class: 8.13% per 10-Q filed October 2021 but 6.2% based on number set forth in Item 8 of 8-K filed April 5, 2021.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,300,000

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 3,300,000

(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class.

N/A.

Item 6.  Ownership of more than Five Percent on Behalf of Another Person.

N/A.

Item 7.  Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8.  Identification and classification of members of the group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	Alan Talesnick

/s/ Alan Talesnick
Name: Alan Talesnick